SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC 20549

                              SCHEDULE 14D-1
                              (Rule 14d-100)
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                             (Amendment No. 3)

                         DAKA INTERNATIONAL, INC.
                    (Name of Subject Company (Issuer))


                          COMPASS HOLDINGS, INC.
                       A Wholly Owned Subsidiary Of
                             COMPASS GROUP PLC
                                 (Bidders)


                  Common Stock, $.01 Par Value Per Share
                      (Title of Class of Securities)

                                 234068203
                   (CUSIP Number of Class of Securities)


                     Mary H. Kercher, General Counsel
                          Compass Group USA, Inc.
                            2400 Yorkmont Road
                      Charlotte, North Carolina 28217
                              (704) 329-4034

       (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidder)


                              With A Copy To:
                           Boyd C. Campbell, Jr.
                    Smith Helms Mulliss & Moore, L.L.P.
                          214 North Church Street
                      Charlotte, North Carolina 28202
                              (704) 343-2030



     This Amendment No. 3 to the Schedule 14D-1 relates to a tender offer by Compass Holdings, Inc. (the Purchaser ), a Delaware corporation and an indirect wholly owned subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales (the Parent ), to purchase all outstanding shares of common stock, par value $.01 per share (the
 Shares ), of DAKA International, Inc. (the Company ), a Delaware corporation, at a purchase price of $7.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on May 29, 1997 (the Schedule 14D-1"). The purpose of this Amendment No. 3 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.

Item 10. Additional Information.

     Reference is made to the press release issued by Parent on July 15, 1997, the form of which is filed as Exhibit (a)(11) to the Schedule 14D-1 and is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

(a)(11) Form of press release issued by Parent on July 15, 1997.

                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              COMPASS GROUP PLC

                              By:      /s/ Michael J. Bailey

                              NAME: MICHAEL J. BAILEY
                              TITLE: DIRECTOR


                              COMPASS HOLDINGS, INC.

                              By:      /s/ Michael J. Bailey

                              NAME: MICHAEL J. BAILEY
                              TITLE:   CHIEF EXECUTIVE OFFICER

Dated: July 15, 1997